
02007349

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44990

ANNUAL AUDITED REPORT
FORM X-17a-5
PART III



FACING PAGE
Information Required of Brokers and ealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 AND ENDING 12/31/2001

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER

BRIGHT TRADING, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

4850 HARRISON DRIVE
(No. and Street)

LAS VEGAS	NV	89121
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. BRIGHT	(702) 739-1393
(Name)	(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiMaggio, Rosario & Veraja, LLC
(Name - if individual state last, first, middle names)

567 James Court	Glendale Heights	IL	60139
(Street)	(City)	(State)	(Zip Code)

CHECK ONE

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, R. A. BRIGHT, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Bright Trading, LLC, are true and correct. I further swear (or affirm) that neither the company, nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

2/27/02

Date


JOYCE ROSS
Notary Public, State of Nevada
Appointment No. 01678821
My Appt. Expires Mar. 19, 2005

Notary Public


RECEIVED
FEB 2 8 2002

BRIGHT TRADING, LLC
FORM X—17a—5 PART 11A
OF THE
SECURITIES AND EXCHANGE COMMISSION
FOCUS REPORT
FOR THE YEAR ENDED
DECEMBER 31, 2001

TABLE OF CONTENTS

DIMAGGIO, ROSARIO & VERAJA, LLC
Certified Public Accountants & Business Consultants

567 James Court, Glendale Heights, IL 60139-3206
Phone: (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT

To the Managing Members
Bright Trading, LLC
4850 Harrison Drive
Las Vegas, Nevada 89121

We have audited the accompanying statement of financial condition of Bright Trading, LLC (a Nevada limited liability company) as of December 31, 2001 and the related statements of income, changes in ownership equity, changes in liabilities subordinated to claims of general creditors, and cash flows for year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Bright Trading, LLC as of December 2001, and the results of operations and cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 14 through 18 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dimaggio, Rosario & Veraja, LLC

Glendale Heights, Illinois
February 25, 2002

FOCUS REPORT

FORM X-17A-5

(Financial and Operational Combined Uniform Single Report)

Part IIA [12]

(Read instructions before preparing Form)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] [16]   2) Rule 17a-5(b) [ ] [17]   3) Rule 17a-11 [ ] [18]

4) Special request by designated examining authority [ ] [19]   5) Other [ ] [26]

NAME OF BROKER-DEALER

BRIGHT TRADING, LLC [13]

SEC FILE NO 8-44990 [14]

FIRM ID NO 880468527 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do not use P.O. Box No.)

4850 HARRISON DRIVE [20]

(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY) 1/1/2001 [24]

AND ENDING (MM/DD/YY) 12/31/2001 [25]

LAS VEGAS [21] NV [22] 89121 [23]

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT A. BRIGHT [30]

(Area Code)---Telephone No. (702) 739-1393 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT: [32]

OFFICIAL USE [33]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNT? YES [ ] [40] NO [X] [41]

CHECK HERE IF RESPONDENT IS FILING AN AUDIT REPORT? [X] [42]

The accompanying notes are an integral part of these financial statements

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (if individual, state last, first, middle name)

DIMAGGIO, ROSARIO & VERAJA, LLC [70]

ADDRESS

567 James Court [71]	Glendale Heights [72]	IL [73]	60139 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE...FOR SEC USE ONLY

WORK LOCATION	REPORT DATE	DOC. SEQ. NO.	CARD			
[50]	[51]	[52]	[53]			

SEC 1696 2 of 16

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: BRIGHT TRADING, LLC [100]

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

As of (MMDDYY): 12/31/2001 [99]
SEC FILE NO. 8-44990 [98]
Consolidated [ ] [198]
Unconsolidated [X] [199]

ASSETS

		Allowable	Non-Allowable	Total
1. Cash		$ 3,101,005 [200]		$ 3,101,005 [750]
2. Receivables from brokers or dealers:				
A. Clearance account		21,304,244 [295]		
B. Other		494,943 [300]	$ 0 [550]	21,799,187 [810]
3. Receivables from non-customers		0 [355]	10,000 [600]	10,000 [830]
4. Securities and spot commodities owned, at market value:				
A. Exempted securities		0 [418]		
B. Debt securities		0 [419]		
C. Options		2,027,385 [420]		
D. Other securities		66,983,503 [424]		69,010,888 [850]
E. Spot commodities		0 [430]		
5. Securities and/or other investments not readily marketable:				
A. At cost	$ 0 [130]			
B. At estimated fair value		0 [440]	0 [610]	0 [860]
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		0 [460]	0 [630]	0 [880]
A. Exempted securities	$ 0 [150]			
B. Other securities	$ 0 [160]			
7. Secured demand notes:		0 [470]	0 [640]	0 [890]
market value of collateral:				
A. Exempted securities	$ 0 [170]			
B. Other securities	$ 0 [180]			
8. Memberships in exchanges:				
A. Owned, at market	$ 0 [190]			
B. Owned, at cost		**	466,700 [650]	
C. Contributed for use of the company, at market value			0 [660]	466,700 [900]
9. Investment in and receivables from affiliates, subsidiaries and associated parterships		0 [480]	0 [670]	0 [910]
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		0 [490]	0 [680]	0 [920]
11. Other assets		0 [535]	0 [735]	0 [930]
12. TOTAL ASSETS		$ 93,911,080 [540]	$ 476,700 [740]	$ 94,387,780 [940]

The accompanying notes are an integral part of these financial statements

BROKER OR DEALER: BRIGHT TRADING, LLC

as of: December 31, 2001

STATEMENT OF FINANCIAL CONDITION

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities *		Non-A.I. Liabilities *		Total	
13 Bank loans payable	$ 0	1045	$ 0	1255	$ 0	1470
14 Payable to brokers or dealers:						
A. Clearence account	0	1114	0	1315	0	1560
B. Other	0	1115	0	1305	0	1540
15 Payable to non customers:	0	1155	0	1355	0	1610
16 Securities sold not yet purchased at market value			26,065,722	1360	26,065,722	1620
17 Accounts payable, accrued liabilities, expenses and other	3,566,658	1205	0	1385	3,566,658	1685
18 Notes and mortgages payable:						
A. Unsecured	0	1210			0	1690
B. Secured	0	1211	0	1390	0	1700
19 Liabilities subordinated to claims of general creditors:						
A. Cash borrowings			0	1400	0	1710
1. from outsiders $ 0 [970]						
2. includes equity subordination(15c3-1 (d)) of $ 0 [980]						
B. Securities borrowings, at market value from outsiders $ 0 [990]			0	1410	0	1720
C. Pursuant to secured demand note collateral agreements			0	1420	0	1730
1. from outsiders $ 0 [1000]						
2. includes equity subordination(15c3-1 (d)) of $ 0 [1010]						
D. Exchange memberships contributed for use of company, at market value			0	1430	0	1740
E. Accounts and other borrowings not not qualified for net capital purposes	0	1220	0	1440	0	1750
20 TOTAL LIABILITIES	3,566,658	1230	26,065,722	1450	29,632,380	1760

Ownership Equity	A.I.		Total	
21 Sole proprietorship			0	1770
22 Partnership (limited partners)	0	1020	64,755,400	1780
23 Corporation:				
A. Preferred stock			0	1791
B. Common stock			0	1792
C. Additional paid-in capital			0	1793
D. Retained earnings			0	1794
E. Total			0	1795
F. Less capital stock in treasury			0	1796
24 TOTAL OWNERSHIP EQUITY			64,755,400	1800
25 TOTAL LIABILITIES AND OWNERSHIP EQUITY			94,387,780	1810

The accompanying notes are an integral part of these financial statements

PART II-FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT

PART IIA

BROKER OR DEALER:
BRIGHT TRADING, LLC

For the period from 01/01/2001 [3932] to 12/31/2001 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE				
1. Commissions				
a. Commissions on transactions in exchange listed equity securities executed on an exchange			$ 0	3935
b. Commissions on listed option transactions			0	3938
c. All other securities commissions			0	3939
d. Total securities commissions			0	3940
2. Gains or losses on firm securities trading accounts				
a. From market making in options on a national securities exchange			0	3945
b. From all other trading			78,810,432	3949
c. Total gain (loss)			78,810,432	3950
3. Gains or losses on firm securities investment accounts			0	3952
4. Profit or (loss) from underwriting and selling groups			0	3955
5. Revenue from sale of investment company shares			0	3970
6. Commodities revenue			319,128	3990
7. Fees for account supervision, investment advisory and administrative services			0	3975
8. Other revenue			148,770	3995
9. Total revenue			$ 79,278,330	4030
EXPENSES				
10. Salaries and other employment costs for general partners, and voting stockholder officers			$ 0	4120
11. Other employee compensation and benefits			0	4115
12. Commissions paid to other broker-dealers			15,435,555	4140
13. Interest expense			5,902,521	4075
a. Includes interest on accounts subject to subordination agreements	0	4070		
14. Regulatory fees and expenses			0	4195
15. Other expenses			19,298,941	4100
16. Total expenses			$ 40,637,017	4200
NET INCOME				
17. Income (loss) before Federal income taxes and items below (Item 9 less item 16)			$ 38,641,313	4210
18. Provision for Federal income taxes (for parent only)			0	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above			0	4222
a. After Federal income taxes of	$ 0	4238		
20. Extraordinary gains (losses)			0	4224
a. After Federal income taxes of	0	4239		
21. Cumulative effect of changes in accounting principles			0	4225
22. Net income (loss) after Federal income taxes and extraordinary items			$ 38,641,313	4230
MONTHLY INCOME				
23. Income (current month only) before provision for Federal income taxes and extraordinary items			$ 4,012,829	4211

The accompanying notes are an integral part of these financial statements

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: BRIGHT TRADING, LLC

For the period from 1/ 1/2001 to 12/31/2001

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period			$ 65,153,284	4240
A. Net income (loss)			38,641,314	4250
B. Additions (Includes non-conforming capital of	$ 0	4262	13,069,165	4260
C. Deductions (Includes non-conforming capital of	$ 0	4272	(52,108,363)	4270
2. Balance, end of period (From item 1800)			$ 64,755,400	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ 0	4300
A. Increases	0	4310
B. Decreases	0	4320
4. Balance, end of period (From item 3520)	$ 0	4330

The accompanying notes are an integral part of these financial statements

BRIGHT TRADING, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 38,641,314
Adjustments to reconcile net income to net cash provided by operating activities	
(Increase)/decrease in assets	
Receivable from clearance account	(18,994,541)
Options	9,391,272
Other securities	56,198,125
Increase/(decrease) in liabilities	
Payable to clearance account	(16,133,372)
Securities sold, not yet purchased	(30,159,642)
Accounts payable and other accrued liabilities	(200,415)
	38,742,741
CASH FLOWS FROM FINANCING ACTIVITIES	
Additions to ownership equity	13,069,165
Withdrawals from ownship equity	(52,108,363)
	(39,039,198)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(296,457)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	3,397,462
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 3,101,005
Interest paid	$ 5,902,521

The accompanying notes are an integral part of these financial statements

BRIGHT TRADING, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2001

NOTE 1 – SUMMARY ACCOUNTING POLICIES

Bright Trading, LLC (the Company) was formed as a Nevada limited liability company on July 31, 2000 and began operations on September 1, 2000. The company is organized as a broker-dealer whose business purpose is to provide proprietary securities trading activities for the Company's individual members.

Basis of Accounting
The Company's financial statements are prepared on the accrual basis of accounting, which conforms to U.S. generally accepted accounting principles.

Accounting Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

Cash Equivalents
For purposes of the Statement of Cash Flows, the Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Advertising and Promotion
The Company expenses advertising and promotion costs as incurred. These costs were $1,263 for the year ended December 31, 2001.

Investments in Securities
The Company has classified its investments in debt and equity securities as trading securities, which are bought and held primarily for sale in the near term. These securities have been marked-to-market and reported at fair value with realized and unrealized gains and losses included in earnings. The total unrealized gain in the trading portfolio at December 31, 2001 was $10,155,995.

Securities transactions in regular-way are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk the Company are recorded on a trade date based.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Off Balance Sheet Risk and Concentration of Credit Risk
The Company maintains its cash in a money fund, from which it receives dividends, and with its clearing firm. These funds are not federally insured. At December 31, 2001 the total cash balance was $3,101,005. The Company believes it is not exposed to any significant credit risk on cash.

In the normal course of business, the Company may perform clearing activities including the execution and settlement of securities, options and futures transactions. In connection with these activities, unsettled trades and sales of options, futures, and securities not yet purchased, may expose the Company to off-balance sheet credit risk as a result of market fluctuations.

NOTE 2 – RELATED PARTY TRANSACTIONS

In accordance with a contribution agreement entered into between the Company and Bright Trading, Inc. certain assets were transferred to the Company in exchange for all Class A membership in the Company. Under a licensing agreement, Bright Trading, Inc. is also the managing partner of the Company.

In accordance with a licensing agreement, Bright Trading, Inc. licensed all tradenames and service marks to Bright Trading, LLC for the sum of $12,000,000 per year. The total paid to the Bright Trading, Inc. under this agreement for the year ended December 31, 2001 was $12,000,000.

In addition, the Company pays the executive committee, Robert A. Bright, Inc. a fee for strategic planning. The total paid to Robert A. Bright, Inc. for the year ended December 31, 2001 was $980,231.

Robert A. Bright is the president of all three companies and is a majority shareholder of Bright Trading, Inc. and Robert A. Bright, Inc.

NOTE 3 – OWNERSHIP EQUITY

Ownership equity at December 31, 2001 is as follows:

Class A Membership	$10,000,000
Class B Membership	$54,744,400

Class A Members have all voting and management rights in the Company. Class A members vote for and elect the Manager of the Company, which Manager may be a Class A Member. Class A Members are allocated revenues and profits and losses based on their Class A membership.

Class B Members are required to contribute a base amount set by management, to be eligible for membership. Profits and losses are calculated per the Operating Agreement and any addendums, and Class B members receive allocations and distributions computed accordingly.

The Operating Agreement and subsequent addendums of the Company contains additional equity information.

NOTE 4 – RESERVE FOR WITHDRAWALS

A reserve account in the amount of $5,000,000 was set up at the inception of the LLC to provide for capital withdrawals for members withdrawing their capital accounts in less than 1 year of membership. At December 31, 2001 this account held a balance of $3,566,657.

NOTE 5 – ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

The accounts payable and accrued liabilities account consists of balances in the traders' accounts that had not been paid out by December 31, 2001. These balances were paid in January 2002.

NOTE 6 – INCOME TAXES

The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue code of 1986; therefore, the income or loss of the Company flows directly to the members and any income tax consequences are reportable in the income tax return of the members.

NOTE 7 – NET CAPITAL REQUIREMENTS

At December 31, 2001, the Company's net capital as computed pursuant to the rules of the National Securities Dealers Association was $51,795,121, which was $51,557,225 more than the minimum net capital requirement of $237,896.

NOTE 8 – PURCHASE OF EXCHANGE MEMBERSHIP

On March 24, 2000, Bright Trading, Inc. purchased a seat on the Chicago Stock Exchange for the amount of $276,000. Bright Trading, Inc. subsequently transferred this seat to the Company in accordance with the Contribution Agreement (Note 2), along with its seat on the Philadelphia Stock Exchange purchased in 1999 for $190,000. In accordance with SEC rules, these seats are carried at cost in the financial statements.

NOTE 9 – OTHER ASSETS

The Company has a back office agreement with First Options of Chicago, which handles all their securities transactions as well as payment of general company expenses. The Company has invested, and holds $10,000 in preferred stock of First Options of Chicago as required under this agreement.

NOTE 10 – CONTINGENCIES

The Corporation is involved in various legal actions arising in the normal course of business. Management cannot predict the outcome of these legal actions or estimate the amount of any loss that may result. However, Management believes that losses resulting from these matters, if any, would not have a material effect on the financial position of the Corporation. Accordingly, no provision for any contingent liabilities that may result has been made in the financial statements.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
Part IIA

BROKER OR DEALER: BRIGHT TRADING, LLC as of: December 31, 2001

COMPUTATION OF NET CAPITAL

1 Total ownership equity from Statement of Financial Condition			$ 64,755,400	3480
2 Deduct ownership equity not allowable for net capital			(64,755,400)	3490
3 Total ownership equity qualified for Net capital			0	3500
4 Add				
A Liabilities subordinated to claims of general creditors allowable in computation in net capital			64,755,400	3520
B Other (deductions) or allowable credits (List)			0	3525
5 Total capital and allowable subordinated liabilities			$ 64,755,400	3530
6 Deductions and/or charges:				
A Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 476,700	3540		
B Secured demand note deficiency	0	3590		
C Commodity futures contracts and spot commodities proprietary capital charges	0	3600		
D Other deductions and/or charges	0	3610	(476,700)	3620
7 Other additions and/or allowable credits (List)			0	3630
8 Net Capital before haircuts on securities positions			$ 64,278,700	3640
9 Haircuts on securities: (computed, where applicable, pursuant to 15c3-1 (f)):				
A Contractual securities commitments	0	3660		
B Subordinated securities borrowings	0	3670		
C Trading and investment securities:				
1 Exempted securities	0	3735		
2 Debt securities	0	3733		
3 Options	0	3730		
4 Other securities	11,764,974	3734		
D Undue concentration	718,605	3650		
E Other (list)	0	3736	(12,483,579)	3740
10 Net Capital			$ 51,795,121	3750

RECONCILIATION OF NET CAPITAL COMPUTATION BETWEEN UNAUDITED AND AUDITED FINANCIAL STATEMENTS FOCUS REPORT PART IIA FOR THE YEAR ENDED DECEMBER 31, 2001

There were no material differences noted between the unaudited focus report and the audited financial statements (focus report) in the computation of net capital at December 31, 2001.

BROKER OR DEALER: BRIGHT TRADING, LLC as of: December 31, 2001

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

Item		Amount	Code
11. Minimum net capital required (6-2/3% of line 19)		$ 237,896	3756
12. *Minimum dollar net capital requirement of reporting broker or dealer and minimum* net capital requirement of subsidiaries computed in accordance with Note (A)		$ 100,000	3758
13. Net capital requirement (greater of line 11 or 12)		$ 237,896	3760
14. Excess net capital (line 10 less 13)		$ 51,557,225	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)		$ 51,438,486	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

Item	Sub-amount	Code	Amount	Code
16. Total A.I. liabilities from Statement of Financial Condition			$ 3,566,658	3790
17. Add:				
A. Drafts for immediate credit	$ 0	3800		
B. Market value of securities borrowed for which no equivalent value is paid or credited	$ 0	3810		
C. Other unrecorded amounts (List)	$ 0	3820		
			$ 0	3830
19. Total aggregate indebtedness			$ 3,566,658	3840
20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10)			% 7.00	3850
21. Percentage of debt to debt-equity total computed in accordance with rule 15c3-1 (d)			% .00	3860

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part B

Item	Amount	Code
22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$ 0	3870
23. *Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital* requirement of subsidiaries computed in accordance with Note (A)	$ 0	3880
24. Net capital requirement (greater of line 22 or 23)	$ 0	3760
25. Excess net capital (line 10 less line 24)	$ 0	3910
26. Net capital in excess of the greater of:		
A. 5% of combined aggregate debit items or $120,000	$ 0	3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness of 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: BRIGHT TRADING, LLC **as of:** December 31, 2001

Exemptive Provision Under Rule 15c3-3

25. Identify below the section upon which an exemption from Rule 15c3-3 is claimed:

A. (k) (1) - $2,500 capital category as per Rule 15c3-1	0	4550
B. (k) (2)(A) - "Special Account for the exclusive Benefit of customers" maintained	0	4560
C. (k) (2) (B) - All customer transactions cleared through another broker-dealer on a fully disclosed basis Name of clearing firm [4335]	0	4570
D. (k) (3) - Exempted by order of the Commission	0	4580

Ownership Equity and Subordinate Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital

Type of Proposed withdrawal or Accrual See below for code to enter		Name of Lender or Contributor		Insider or Outsider? (In or Out)		Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)		(MMDDYY) Withdrawal or Maturity Date		Expect to Renew (yes or no)	
0	4600		4601	Out	4602	0	4603		4604	No	4605
						$ 0	4699*				

Instructions: Detail listing must include the total of items maturing during the six month period following the report data, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1 (c)(2)(iv), which could be required by the lender on demand or in less than six months

WITHDRAWAL CODE:	DESCRIPTION
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals
4.	15c3-1 (c) (2) (iv) Liabilities

DIMAGGIO, ROSARIO & VERAJA, LLC
Certified Public Accountants & Business Consultants

567 James Court, Glendale Heights, IL 60139-3206
Phone: (630) 790-4269 ● Fax: (630) 942-8269

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

To the Managing Members
Bright Trading, LLC
4850 Harrison Drive
Las Vegas, Nevada 89121

In planning and performing our audit of the financial statements of Bright Trading LLC and of its predecessor, Bright Trading, Inc. for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Corporation in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Corporation in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements or prompt payment for securities under section 8 of regulation T of the Board of Governors of the federal Reserve System, because the Corporation does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility for are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, the Chicago Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Drogin, Rosario & Vega, LLC

Glendale Heights, Illinois

February 25, 2002